ACANTHA ACQUISITION CORP
                           BELENUS ACQUISITION CORP.
                           CEPHEUS ACQUISITION CORP.
                          2000 HAMILTON STREET, #943
                            PHILADELPHIA, PA 19130
                           TEL/FAX: (215) 405-8018


December 6, 2010

VIA EDGAR TRANSMISSION

Attention: Justin Dobbie, Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Acantha Acquisition Corp.
       Amendment No. 3 to Form 10
       Filed November 19, 2010
       File No.: 000-54120

       Belenus Acquisition Corp.
       Amendment No. 3 to Form 10
       Filed November 19, 2010
       File No.: 000-54121

       Cepheus Acquisition Corp.
       Amendment No. 3 to Form 10
       Filed November 19, 2010
       File No.: 000-54122

Dear Mr. Dobbie:

       The Company has filed its fourth amendment ("Amendment No. 4") to its Form 10 Registration Statement on the EDGAR system. The changes are made in response to Staff comments. The paragraph numbers below correspond to the numbered comments in your December 3, 2010 Comment Letter, followed by our response to such comment.

       On behalf of the Company, the following are our responses to the Staff's comments:

Risk Factors, page 5

There may be a conflict of interest, page 6

   1. You disclose on page 4 that initial merger or acquisition targets will be allocated to Acantha Acquisition Corp., and subsequent acquisition targets will be allocated to Belenus Acquisition Corp., and so forth.

       Please revise this risk factor for each of the three filings to address the policy for allocating merger or acquisition targets. Please also highlight the particular risks to each of the three companies based on their relative priority under the allocation policy.

Response: We have revised (in page 6, of the last paragraph) the risk factor for all three filings to address the policy for allocating merger/acquisition targets. We have also highlighted the risk that each of the three companies may have to wait a longer period of time to be presented with a business opportunity because of the allocation policy.

Closing Comments

Response: In response to your Closing Comments, we acknowledge to the Commission that:

   - the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   - the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       We trust that you will find the foregoing responsive to the comments of the Staff. Comments or questions regarding this letter may be directed to the undersigned.


                                 Respectfully yours,

                                 Acantha Acquisition Corp.,
                                 Belenus Acquisition Corp., &
                                 Cepheus Acquisition Corp.



                                 /s/ William Tay
                                 --------------------------------------
                                 By: William Tay
                                 Title: President and Director